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                                                            [LOGO OF WELLS FARGO
                                                              ADVANTAGE FUNDS]

                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0102-120
                                                         San Francisco, CA 94105

                                                                  April 17, 2007

                                                     Writer's Direct Dial Number
                                                                    415-947-4612

Via Edgar
Ms. Linda Stirling
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

        Re: Wells Fargo Funds Trust
            Registration Nos. 333-74295; 811-09253

Ms. Stirling:

        In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(a)(2), we are transmitting herewith for filing Post-Effective Amendment No. 110 (the "Amendment") to the Trust's Registration Statement filed on Form N-1A for the Wells Fargo Advantage Money Market Funds (the "Funds").

        As mentioned in our November 17, August 18 and July 18, 2006 filing correspondence, Wells Fargo Funds Management, LLC, adviser and administrator to the Wells Fargo Advantage FundsSM, recently invested in a new automated prospectus production system called ProspectusBuilder(R), offered by the Funds' financial printer, RR Donnelley. The system is intended to enhance our efficiency in the production of prospectuses and more importantly, promote disclosure consistency across all the prospectuses that offer the Wells Fargo Advantage Funds.

        As with our previous filings, we took the opportunity to both review our current fund specific disclosures as well as review the current structure of our prospectuses to determine if enhancements could promote greater ease of review for prospective investors seeking to make an investment decision.

     As a result of the comprehensive structural changes made to the prospectuses, efforts to produce a redlined version proved difficult, if not impossible. However, in light of the changes made and in order to assist you in your efforts to review this filing, we would like to highlight some of the more significant structural changes, which include the following:

     . Each Fund's page describing its principal investment strategies and investments now includes a side bar that contains other relevant information that an investor may want to know while reviewing a fund's objectives and strategies;

     . Each Fund's objective and strategy information is now followed by its individual performance and expense information;

     . Each Fund's principal risk factors are referenced on its objective and strategy page which then refers the reader to a different section of the prospectus to obtain a description of such principal risks;

     . The "Your Account" section of the prospectuses that includes information on how to purchase and redeem shares has been reorganized to include charts to enhance clarity;

     . Financial Highlights information has been moved to the back pages of the prospectus rather than following the information for each specific Fund; and

     . The Glossary section has been removed in its entirety from the prospectuses as we felt that it detracted, rather than added value, to prospective investors.

     It is our intent to file another amendment for these Funds pursuant to Rule 485(b), at which time we will finalize all performance, financial highlights and any other missing information. This Amendment will become effective simultaneously with the 485(b) filing on July 1, 2007.

        If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at the number indicated above.

                                                     Very truly yours,

                                                     /s/ Karin Brotman
                                                     ---------------------------
                                                     Karin Brotman
                                                     Senior Counsel